Filed Pursuant to Rule 424(b)(3)
Registration No. 333-111344

PROSPECTUS

4,076,389 Shares

Common Stock

This prospectus relates to the public offering of up to 4,076,389 shares of our common stock by the selling shareholders. The shares are comprised of:

•       3,446,389 shares of common stock issuable upon conversion of our Series B convertible preferred stock at a conversion price of $4.57 per share; and

•       630,000 shares of common stock issuable upon exercise of warrants at an exercise price of $6.00 per share.

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. We could receive up to $3,780,000 in gross proceeds from the cash exercise of the warrants by the selling shareholders, which proceeds would be used for general corporate purposes.

Our common stock is traded on the Nasdaq Capital Market under the symbol “NERX.” On December 8, 2005, the last reported sale price of the common stock was $0.93 per share.

See “Risk Factors” beginning at page 2 to read about certain factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 9, 2005

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NEORX CORPORATION

NeoRx Corporation is a biotechnology company dedicated to the development and commercialization of cancer therapy products. Until May 2005, our major research and development program had been skeletal targeted radiotherapy, or STR™, a bone-targeting radiotherapeutic. In May 2005, we announced the immediate implementation of a strategic restructuring program to refocus our limited resources on the development of picoplatin (NX 473), a next-generation platinum-based cancer therapy that is designed to overcome platinum resistance in the treatment of solid tumors. The restructuring plan, which was completed in June 2005, included the discontinuation of our STR development program, including halting patient enrollment in our Phase III trial of STR in multiple myeloma, ceasing operations at our Denton, Texas facility, where STR was manufactured, and reducing our workforce by approximately 50%.

We recorded restructuring charges against operations totaling $1.6 million during the nine months ended September 30, 2005. We have evaluated our STR assets in light of the restructuring and have determined that a likely impairment exists on those assets. An additional charge of $3.3 million against operations was taken in June 2005 to reflect such impairment. Future adjustments to the charge may be taken as the assets involved are sold or otherwise disposed of. We are actively seeking a buyer for the Denton facility and our STR related assets.

In June 2005, we initiated a Phase II trial of picoplatin in small cell lung cancer. This trial is a randomized trial comparing picoplatin to topotecan in patients with small cell lung cancer who are resistant to previous platinum based therapies. Topotecan is an anti-tumor drug currently used as a treatment for small cell lung cancer after failure of first line chemotherapy. The endpoints of our picoplatin trial include survival, response rate (tumor shrinkage), duration of response and time to progression. We currently plan to commence clinical trials of picoplatin in small cell lung cancer in Europe in the first quarter of 2006. Clinical studies are inherently uncertain, and our Phase II trial of picoplatin may not confirm the results achieved in earlier clinical trials. If picoplatin or any future proposed products are not shown to be safe and effective, we will not receive the required regulatory approvals for commercial sale of such products.

Since our inception in 1984, we have dedicated substantially all of our resources to research and development. We have not generated any significant revenue from product sales to date and have operated at a loss in each year of our existence. We had net losses of $19.4 for the year ended December 31, 2004 and net losses of $5.1 million for the year ended December 31, 2003. We expect our losses to continue in the future as we expand our clinical trials and increase our research and development activities. We had total cash and marketable securities of $8.2 million at September 30, 2005. We need to raise substantial additional capital to fund our 2006 and future business operations. We are actively exploring a number of alternatives to enable us to continue operations. We may not be able to obtain required additional financing on a timely basis, on acceptable terms, or at all.

Our principal executive office and mailing address is 300 Elliott Avenue West, Suite 500, Seattle, WA 98119-4114, and our telephone number is (206) 281-7001. Our web site address is http://www.neorx.com. The information contained in our web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully read and consider the following risk factors before purchasing our common stock. Each of these risks could harm our business, operating results and financial condition, as well as decrease the value of an investment in our stock. This investment involves a high degree of risk.

Risks Related to Our Business

We need to raise substantial additional capital to fund our continued business operations in 2006, and our future access to capital is uncertain.

It is expensive to develop cancer therapy products and conduct clinical trials for these products. We currently have available very limited funds to support our picoplatin program and other business operations. We have not generated revenue from the commercialization of any product, and we expect to continue to incur substantial net operating losses and negative cash flows from operations for the future. We must obtain substantial additional funding or enter into strategic partnerships to continue development of picoplatin or any other proposed products, and to fund ongoing operations.

We raised approximately $3.8 million in net proceeds from the sale of common stock and warrants in a private placement transaction on March 7, 2005. We have used the net proceeds from our March 2005 financing added to our existing funds to support our Phase II trial in picoplatin in small cell lung cancer and for general working capital, including restructuring costs associated with the termination of our STR development program. Our total cash and marketable securities, which include the funds from our March 2005 financing, was $8.2 million at September 30, 2005.

Management believes that our current cash and cash equivalent balances, and any cash provided by operations, will provide adequate resources to fund operations at least until December 31, 2005. We will need to raise additional capital to fund our 2006 and future operations. Management is actively exploring a number of alternatives to enable us to continue operating, including:

•  raising additional capital to fund continuing operations by private placements or other sales of equity or debt securities or through the establishment of other funding facilities;

•  entering into strategic collaborations, which may include joint ventures or partnerships for product development and commercialization, merger, sale of assets or other similar transactions; and

•  obtaining additional capital resources to fund operations through cost cutting mechanisms, including the delay, reduction or curtailment of our product development programs.

In May 2005, we announced the immediate implementation of a strategic restructuring plan to reduce costs by discontinuing our STR development program and other STR related activities. There can be no assurance that our strategic restructuring or any of the other cost-saving alternatives listed above will be successful. We may not be able to obtain the required additional capital or enter into relationships with corporate partners on a timely basis, on favorable terms, or at all. The report of our independent registered public accounting firm issued in connection with our annual report on Form 10-K for the year ended December 31, 2004 contains a statement expressing substantial doubt regarding our ability to continue as a going concern. Conditions in the capital markets in general and the life science capital market specifically, may affect our potential financing sources and opportunities for strategic partnering. If we raise additional funds by issuing common stock or securities convertible into or exercisable for common stock, our shareholders may experience substantial dilution, and new investors could have rights superior to current security holders. If we are unable to obtain sufficient cash when needed to fund our operations, we may be forced to explore liquidation alternatives, including seeking protection from creditors under the bankruptcy laws.

The amount of additional financing we require will depend on a number of factors, including the following:

•  the scope and timing of our proposed picoplatin clinical program and other research and development efforts, including the progress and costs of our Phase II trial of picoplatin in small cell lung cancer, which was initiated in June 2005;

•  our ability to raise additional capital and the amounts raised, if any;

•  our ability to obtain clinical supplies of picoplatin drug product in a timely and cost effective manner;

•  actions taken by the U.S. Food and Drug Administration, or FDA, and other regulatory authorities;

•  the costs of the strategic restructuring announced in May 2005, including the costs of discontinuing our STR development program, reducing our workforce and closing and decommissioning the Denton, Texas manufacturing facility, as well as the timing and proceeds from any sale of the Denton facility and assets;

•  our alternatives with respect to the STR assets, including any potential disposition or outlicensing alternatives and the timing, amount and type of consideration received and other terms of any such transactions;

•  the timing and amount of any milestone or other payments we might receive from or pay to potential strategic partners;

•  our degree of success in commercializing picoplatin or any other cancer therapy product candidates;

•  the emergence of competing technologies and products, and other adverse market developments;

•  the acquisition or in-licensing of other products or intellectual property, if we choose to undertake such activities;

•  the costs of any research collaborations or strategic partnerships established, if we chooses to pursue such activities and

•  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

We have a history of operating losses, we expect to continue to incur losses, and we may never become profitable.

We have not been profitable since our formation in 1984. As of September 30, 2005, we had an accumulated deficit of $251.7 million. Our net loss for the quarter ended September 30, 2005 was $3.1 million. We had net losses of $19.4 million for the year ended December 31, 2004, and $5.1 million for the year ended December 31, 2003. These losses resulted principally from costs incurred in our research and development programs and from our general and administrative activities. To date, we have been engaged only in research and development activities and have not generated any significant revenues from product sales. In May 2005, we announced the discontinuation of our STR (bone-targeted radiotherapeutic) development program as part of a strategic plan to refocus our limited resources on the development of picoplatin (NX 473), a platinum-based compound. We do not anticipate that our proposed picoplatin product candidate, or any other proposed products, will be commercially available for several years, if at all. We expect to incur additional operating losses in the future. These losses may increase significantly if we expand clinical development, manufacturing and commercialization efforts.

Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our picoplatin product candidate and any other proposed products and successfully commercializing our products alone or with third parties.

Our potential products must undergo rigorous clinical testing and regulatory approvals, which could be costly, time consuming, and subject us to unanticipated delays or prevent us from marketing any products.

The manufacture and marketing of our proposed picoplatin product candidate and our research and development activities are subject to regulation for safety, efficacy and quality by the FDA in the United States and by comparable authorities in other countries.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially depending on the type, complexity and novelty of the products involved.

We have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. This may impede our ability to obtain timely approvals from the FDA or foreign regulatory agencies. We will not be able to commercialize our product candidates until we obtain regulatory approval, and consequently any delay in obtaining, or inability to obtain, regulatory approval could harm our business.

If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market or experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for product promotion. In addition, if we or other parties identify serious side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and/or additional marketing applications may be required.

The requirements governing the conduct of clinical trials and manufacturing and marketing of our proposed products outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can involve additional testing. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Also, approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries.

We may take longer to complete our clinical trials than we project, or we may be unable to complete them at all.

In July 2005, we initiated a Phase II clinical trial of picoplatin for the treatment of patients with small cell lung cancer. This trial is a randomized trial comparing picoplatin to topotecan in patients with small cell lung cancer who are refractory or resistant to previous platinum-based therapy. Topotecan is an anti-tumor drug currently approved by the FDA as a treatment for small cell lung cancer sensitive disease after failure of first line chemotherapy. The endpoints of the proposed picoplatin trial include survival, response rate (tumor shrinkage), duration of response and time to progression.

We also plan to undertake a Phase I/II trial of picoplatin in colorectal cancer. The proposed trial would evaluate increasing doses of picoplatin in combination with the chemotherapy agents 5-fluorouracil and leucovorin in patients who have failed a 5-fluorouracil/leucovorin chemotherapy regimen. Endpoints would include safety, response rate (tumor shrinkage), duration of response and time to progression. This proposed trial currently is targeted to begin in early 2006.

The actual time for initiation and completion of our picoplatin clinical trials depend upon numerous factors, including:

•       our ability to obtain adequate additional funding or enter into strategic partnerships;

•       approvals and other actions by the FDA and other regulatory agencies and the timing thereof;

•       our ability to open clinical sites;

•       our ability to enroll qualified patients into our studies;

•       our ability to obtain sufficient, reliable and affordable supplies of the picoplatin drug product;

•       the extent of competing trials at the clinical institutions where we conduct our trials; and

•       the extent of scheduling conflicts with participating clinicians and clinical institutions.

We may not initiate, advance or complete our picoplatin clinical trials as projected or achieve successful results.

We will rely on academic institutions and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our proposed picoplatin product. Further, we are seeking to enter into license agreements, partnerships or other collaborative arrangements to support financing, development and commercialization of our picoplatin product candidate. To the extent that we now or in the future participate in such collaborative arrangements, we will have less control over the timing, planning and other aspects of our clinical trials. If we fail to initiate, advance or complete, or experience delays in or are forced to curtail our current or planned clinical trials, our stock price and our ability to conduct our business could be materially negatively affected.

If testing of a particular product does not yield successful results, we will be unable to commercialize that product.

Our research and development programs are designed to test the safety and efficacy of our proposed products in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of picoplatin or any other proposed products, including the following:

•       the safety and efficacy results obtained in early human clinical trials may not be indicative of results obtained in later clinical trials;

•       the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•       after reviewing test results, we or any potential collaborators may abandon projects that we previously believed were promising;

•       our potential collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

•       the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data that we may collect from our picoplatin clinical trials may not be sufficient to support regulatory approval of our proposed picoplatin product. The clinical trials of picoplatin and any other proposed products may not be initiated or completed on schedule, and the FDA or foreign regulatory agencies may not ultimately approve any of our product candidates for commercial sale. Our failure to adequately demonstrate the safety and efficacy of a cancer therapy product under development would delay or prevent regulatory approval of the product, which would prevent us from marketing the proposed product.

Success in early clinical trials may not be indicative of results obtained in later trials.

Results of early preclinical and clinical trials are based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials often have not been predictive of results obtained in later clinical trials. A number of new drugs and therapeutics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.

We are dependent on suppliers for the timely delivery of materials and services and may experience future interruptions in supply.

For our picoplatin product candidate to be successful, we need sufficient, reliable and affordable supplies of the picoplatin drug product. Sources of picoplatin drug product may be limited, and third-party suppliers of picoplatin drug product may be unable to manufacture drug product in amounts and at prices necessary to successfully commercialize our picoplatin product. Moreover, third-party manufacturers must continuously adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If the facilities of these manufacturers cannot pass a pre-approval plant inspection, the FDA will not grant a New Drug Application, or NDA, for our proposed products. In complying with cGMP and foreign regulatory requirements, any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our products meet applicable specifications and other requirements. If any of our third-party manufacturers fails to comply with these requirements, we may be subject to regulatory action.

We have a limited supply of picoplatin drug product that was manufactured by a prior licensee in September 2004 and earlier. The drug product has been demonstrated to be stable for 12-18 months from the date of manufacture, which time period is not sufficient to complete our current and proposed clinical trials of picoplatin. We have entered into an agreement with Hyaluron, Inc. to manufacture and supply additional picoplatin drug product on a purchase order, fixed fee basis. The agreement will continue until April 15, 2010, subject to earlier termination by either party in the event of an uncured material breach or the liquidation or bankruptcy of the other party. We may terminate the agreement if we decide to no longer pursue manufacturing or distribution of picoplatin. There is no assurance that Hyaluron will be able to provide sufficient supplies of picoplatin drug product on a timely or cost-effective basis. There are in general relatively few manufacturers and suppliers of picoplatin drug product. If Hyaluron or an alternate manufacturer is unable or unwilling to manufacture and provide drug product at a cost and on other terms acceptable to us, we may suffer delays in, or be prevented from, initiating or completing our clinical trials of picoplatin.

In connection with our product development activities, we rely on third-party contractors to perform for us, or assist us with, certain specialized services, including drug manufacture and supply, dispensing, distribution and shipping, and clinical trial management. Because these contractors provide specialized services, their activities and quality of performance may be outside our direct control. If these contractors do not perform their obligations in a timely manner, or if we encounter difficulties with the quality of services we receive from these contractors, we may incur additional costs and delays in product development activities, which could have a material negative effect on our business.

Our current debt obligations may restrict our operating and financing flexibility and could, in an event of default, impair our cash resources and assets.

In connection with our 2001 purchase of the radiopharmaceutical manufacturing plant and other assets located in Denton, TX, we assumed $6.0 million principal amount of restructured debt held by Texas State Bank, McAllen, TX. The loan, which matures in April 2009, is secured by the assets acquired in the transaction and certain cash collateral. The interest rate on the loan was 6.75% on September 30, 2005. The interest rate, which is equal to the bank prime rate and is adjusted on the same date that the bank prime rate changes as reported in the Wall Street Journal, was 7.00% on November 4, 2005. The loan provides for a maximum annual interest rate of 18%. Principal and interest are payable in monthly installments. Principal and interest paid on the note during the quarters ended September 30, 2005 and 2004 totaled $126,000 and $115,000, respectively. In December 2003, we sold a non-essential portion of its Denton facility, the proceeds of which ($827,000) were applied to reduce the outstanding balance on the loan. As of September 30, 2005, the outstanding balance of the loan was $4.0 million. The fixed monthly payments on the note are recalculated in April of each year based on the then current bank prime interest rate and outstanding note balance. Because the loan is amortized over a fourteen-year period from its inception, a principal balance will remain at maturity in April 2009. Based on an interest rate of 6.75% (effective September 20, 2005) and taking into account the early payment of a minimum of $1.0 million principal under the arrangement described below, the estimated principal balance payable at maturity would be $1.9 million.

The terms of the Texas State Bank loan provide that an event of default may be deemed to occur if we abandon, vacate or discontinue operations on a substantial portion of the Denton facility or there is a material adverse change in our financial condition, results of operations, business or properties. If this were to occur, Texas State Bank could declare the entire amount of the loan ($4.0 million at September 30, 2005) due and immediately payable. In such case, our cash resources and assets could be impaired depending on our ability to raise funds through a sale of the Denton facility or other means. As a result of the restructuring and the decision to discontinue its STR development program, we have ceased manufacturing operations at the Denton facility and are actively working to sell the facility and other STR assets. We have listed the Denton facility for sale at a price of $3.3 million. Any sales of the Denton facility or other Denton assets are subject to approval of the Bank. There can be no assurance that the Bank will approve the price or other terms of any offer received by us to buy the Denton facility or other STR assets, or that the sale proceeds, if any, received by us from such sales will be sufficient to satisfy the outstanding balance of the Bank loan.

In October 2005, we placed $1.0 million in cash in a restricted deposit account with the Bank as additional collateral to secure the payment of the loan. We have agreed that if we are unable to obtain at least $15.0 million in new financing on or before January 31, 2006, the Bank may apply the $1.0 million cash deposit to the payment of the last maturing installments on the loan. In return, the Bank has agreed that our cessation of operations at the Denton facility will not be declared an event of default under the loan as long as we continue to pay insurance and taxes on, and otherwise maintain, the facility. Additionally, the Bank has agreed, prior to January 31, 2006, not to declare the loan in default on the basis that there has been a material adverse change in the Company’s financial condition, results of operations, business or properties. If we obtain $15.0 million or more in new financing on or before January 31, 2006, we have agreed to make a principal payment on the loan by January 31, 2006 in an amount that reduces the unpaid principal owing on the loan to an amount equal to the lowest of $2,640,000; 80% of the fair market value of the Denton real facility as reflected in the most recent appraisal; or 80% of the sales price in the most recent listing agreement for the Denton facility. In such case, the Bank has agreed that it will not, after January 31, 2006, declare the loan in default on the basis that there has been a material adverse change in the Company’s financial condition, results of operations, business or properties as long as the principal balance on the loan does not exceed the lesser of 80% of the fair market value of the Denton facility as reflected in the most recent appraisal or 80% of the sales price in the most recent listing agreement on the Denton facility. We can provide no assurance that we will successfully raise new financing by January 31, 2006, or at all, or that the Bank will not at some time in the future seek to rely on the foregoing or other provisions to declare the Company in default of the loan.

If we cannot negotiate and maintain collaborative arrangements with third parties, our research, development, manufacturing, sales and marketing activities may not be cost-effective or successful.

Our success will depend in significant part on our ability to attract and maintain collaborative partners and strategic relationships to support the development, sale, marketing, distribution and manufacture of picoplatin and any other future product candidates and technologies in the US and Europe. At present, our only material collaborative agreement is the exclusive worldwide (except Japan) license granted to us by AnorMED, Inc. for the development and commercial sale of picoplatin. Under that license, we are solely responsible for the development and commercialization of picoplatin. AnorMED retains the right, at our cost, to prosecute patent applications and maintain all patents. The parties executed the license agreement in April 2004, at which time we paid AnorMED a one-time upfront milestone payment of $1.0 million in NeoRx common stock and $1.0 million in cash. The agreement also provides for additional milestone payments to AnorMED of up to $13 million, payable in cash or a combination of cash and NeoRx common stock. These milestones include our successful completion of a picoplatin Phase II study or initiation of a picoplatin Phase III study, submission to the FDA of an NDA for picoplatin, regulatory approval from the FDA of picoplatin and the attainment of certain levels of annual net sales of picoplatin. Upon regulatory approval, AnorMED also would receive royalty payments of up to 15% on product sales. We cannot be certain of the extent of our success, if any, in commercializing picoplatin and attaining established milestones. We initiated our first picoplatin clinical trial, a Phase II study of picoplatin in small cell lung cancer, in June 2005 and it is therefore unlikely that these milestones will be triggered during 2005 or 2006. Because we cannot predict the length of time to completion of our Phase II study, the time of initiation and completion of a Phase III study or the time of submission of an NDA for picoplatin, we are unable to predict when such milestones might be triggered after 2006. The license agreement may be terminated by either party for breach if the other party files a petition in bankruptcy or insolvency or for reorganization or is dissolved, liquidated or makes assignment for the benefit of creditors. We can terminate the license at any time upon prior written notice to AnorMED. If not earlier terminated, the license agreement will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) a specified number of years after first commercial sale of the licensed product in that country. If AnorMED were to breach its obligations under the license, or if the license expires or is terminated and we cannot renew, replace, extend or preserve our rights under the license agreement, we would be unable to move forward with our current and planned picoplatin clinical studies.

On August 4, 2005, we entered into a research funding and option agreement with The Scripps Research Institute, or TSRI. This collaboration is still at a very early stage. Under the agreement, we will provide TSRI an aggregate of $2.5 million over a 26-month period to fund research relating to synthesis and evaluation of novel small molecule, multi-targeted protein kinas inhibitors as therapeutic agents, including for the treatment of cancer. We have the option to negotiate a worldwide exclusive license to use, enhance and develop any compounds arising from the collaboration. The research funding is payable by the Company to TSRI quarterly in accordance with a negotiated budget. We made an initial funding payment to TSRI of $137,500, on August 8, 2005. The agreement provides for additional aggregate funding payments of $1,012,500 and $1,350,000 in 2006 and 2007, respectively. We have no assurance that the research funded under this arrangement will be successful or ultimately will give rise to any viable product candidates. Further, there can be no assurance that we will be able to negotiate, on acceptable terms, a license with respect to some or all of the compounds arising from the collaboration.

None of our current employees has any experience selling, marketing and distributing therapeutic products. To the extent we are successful in obtaining approval for the commercial sale of picoplatin or any other product candidate; we may need to secure one or more corporate partners to conduct these activities. We may not be able to enter into partnering arrangements in a timely manner or on terms acceptable to us. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive would depend upon the efforts of third parties, which efforts may not be successful. If we are not able to secure adequate partnering arrangements, we would have to hire additional employees or consultants with expertise in sales, marketing and distribution. Employees with relevant skills may not be available to us. Additionally, any increase in the number of employees would increase our expense level and could have a material adverse effect on our financial position.

We face substantial competition in the development of cancer therapies and may not be able to compete successfully, and our potential products may be rendered obsolete by rapid technological change.

The competition for development of cancer therapies is substantial. There are numerous competitors developing products to treat the cancers for which we are seeking to develop products. Our initial focus for picoplatin is small cell lung cancer, a disease for which there currently are limited effective therapeutic options. Numerous companies, including AstraZeneca PLC, Cell Therapeutics, Inc., Exelexis, Inc., ImClone Systems Incorporated, ImmunoGen, Inc., Sanofi-Aventis Group, Inex Pharmaceuticals Corporation, Ipsen Limited, The Menarini Group, OSI Genetics, Inc. and PharmaMar USA, Inc., also are developing and testing therapeutics for small cell lung cancer. These therapeutics include chemotherapy, inhibitors, monoclonal antibodies, antagonists and interferons. We cannot assure you that we will be able to effectively compete with these or future third party product development programs. Many of our existing or potential competitors have, or have access to, substantially greater financial, research and development, marketing and production resources than we do and may be better equipped than we are to develop, manufacture and market competing products. Further, our competitors may have, or may develop and introduce, new products that would render our picoplatin or any other proposed product candidates less competitive, uneconomical or obsolete.

If we are unable to protect our proprietary rights, we may not be able to compete effectively, or operate profitably.

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other, better-established fields. Accordingly, the United States Patent and Trademark Office, or the USPTO, may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technologies.

The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the USPTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. We may need to file lawsuits to stop these activities. These lawsuits can be expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents was upheld, a court would refuse to stop the other party on the ground that its activities do not infringe our patents.

In addition, the protection afforded by issued patents is limited in duration. With respect to picoplatin, in the United States we expect to rely primarily on US Patent Number 5,665,771 (expiring February 7, 2016), which is licensed to us by AnorMED. We may be able to rely on the Hatch-Waxman Act to extend the term of a US patent covering picoplatin after regulatory approval, if any, of such product in the US.

Under our license agreement with AnorMED, AnorMED retains the right to prosecute patent applications and maintain all licensed patents, with NeoRx reimbursing such expenses. Under the AnorMED agreement, we have the right to sue any third party infringers of the picoplatin patents in the licensed territory (worldwide except Japan). If we do not file suit, AnorMED, in its sole discretion, has the right to sue the infringer at its expense.

In addition to the intellectual property rights described above, we rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

The use of our technologies could potentially conflict with the rights of others.

Our competitors or others may have or may acquire patent rights that they could enforce against us. In such case, we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations. If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the USPTO to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

In April 2003, we received $10 million from the sale to Boston Scientific Corporation, or BSC, of certain non-core patents and patent applications and the grant to BSC of exclusive license rights to certain patents and patent applications. BSC originally asserted four such patents in two lawsuits against

Johnson & Johnson, Inc. and certain of its subsidiaries, including Cordis Corporation and Guidant Corporation, alleging infringement of such patents. In both lawsuits, the defendants denied infringement and asserted invalidity and unenforceability of the patents. BSC subsequently withdrew three of the patents from the litigation. Although we are not currently a party to the lawsuits, our management and counsel have been deposed in connection with the lawsuits. It is possible that BSC, if it is unsuccessful or has limited success with its claims against Johnson & Johnson, Inc. and its subsidiaries, may seek damages from us, including recovery of all or a portion of the amounts it paid to us in 2003. We cannot assess the likelihood of whether such claim will be brought against us or the extent of recovery, if any, on any such claim.

Product liability claims in excess of the amount of our insurance would adversely affect our financial condition.

The testing, manufacturing, marketing and sale of picoplatin and any other proposed cancer therapy products, including past clinical and manufacturing activities in connection with our terminated STR radiotherapeutic, may subject us to product liability claims. We are insured against such risks up to a $10 million annual aggregate limit in connection with clinical trials of our products under development and intend to obtain product liability coverage in the future. However, insurance coverage may not be available to us at an acceptable cost. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether we are insured, a product liability claim or product recall may result in losses that could be material.

Our use of radioactive and other hazardous materials exposes us to the risk of material environmental liabilities, and we may incur significant additional costs to comply with environmental laws in the future.

Our research and development and manufacturing processes, as well as the manufacturing processes that may be used by our collaborators, involve the controlled use of hazardous and radioactive materials. As a result, we are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes in connection with our use of these materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. In the event that we discontinue operations in facilities that have had past research and manufacturing processes where hazardous or radioactive materials have been in use, we may have significant decommissioning costs associated with the termination of operation of these facilities. These potential decommissioning costs also may reduce the market value of the facilities and may limit our ability to sell or otherwise dispose of these facilities in a timely and cost-effective manner. We have terminated our STR manufacturing operations in Denton, Texas and are actively marketing the facility for sale. We currently estimate that the 2005 costs associated with the closure of the Denton facility, including decommissioning costs, will be approximately $0.9 million. These costs could increase substantially, depending on actions of regulators or if we discover previously unknown contamination in or around the facility. In addition, the risk of accidental contamination or injury from hazardous or radioactive materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources. Our current insurance does not cover liability for the clean-up of hazardous waste materials or other environmental risks.

Even if we bring products to market, changes in healthcare reimbursement could adversely affect our ability to effectively price our products or obtain adequate reimbursement for sales of our products.

Potential sales of our products may be affected by the availability of reimbursement from governments or other third parties, such as insurance companies. It is difficult to predict the reimbursement status of newly approved, novel medical products. In addition, third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to market, we cannot be certain that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to competitively or profitably sell our products.

The levels of revenues and profitability of biotechnology companies may be affected by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental controls. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. Even in the absence of statutory change, market forces are changing the health care sector. We cannot predict the effect health care reforms may have on the development, testing, commercialization and marketability of our proposed cancer therapy products. Further, to the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our potential products, our ability to commercialize our products under development may be adversely affected.

The loss of key employees could adversely affect our operations.

Neile Grayson, PhD, resigned as Vice President, Corporate Development, in January 2004. Although Dr. Grayson was an officer of the Company, we did not, at the time of her resignation, consider her a key employee in terms of our product development activities. We did not experience any material disruptions or delays as a consequence of the resignation of Dr. Grayson. Dr. Grayson’s position was eliminated and her responsibilities reassigned to other members of management. Melinda G. Kile resigned as Vice President, Finance, effective April 16, 2004. On that date, Michael K. Jackson was promoted to Chief Accounting Officer and assumed responsibility for senior financial duties on an interim basis. As principal financial officer, Ms. Kile was considered a key employee of the Company; however, we did not experience any material disruptions or delays as a consequence of Ms. Kile’s resignation. Susan D. Berland was appointed Chief Financial Officer of the Company, effective October 25, 2004. The position of Chief Accounting Officer was eliminated as of December 31, 2004, and Mr. Jackson resumed his prior responsibilities as Corporate Controller.

Gerald McMahon, Ph.D. was appointed Chief Executive Officer of the Company, effective May 11, 2004, and was named Chairman of the Board of Directors in June 2004. Jack L. Bowman retired from the position as Chief Executive Officer effective May 11, 2004, and he did not stand for reelection as a director at the 2004 annual shareholders meeting. As Chief Executive Officer, Mr. Bowman was considered a key employee of the Company. We did not experience any material disruption or delays as a consequence of Mr. Bowman’s retirement.

In June 2005, Dr. Karen Auditore-Hargreaves resigned as President and Chief Operating Officer of the Company and Linda Findlay was, as part of our strategic restructuring, terminated as Vice President, Human Resources. Although Dr. Auditore-Hargreaves and Ms. Findlay were officers of the Company, we did not, at the time of their resignation and termination, consider them key employees in terms of our picoplatin product development. The responsibilities of Dr. Auditore-Hargreaves and Ms. Findlay have been reassigned to other members of management. We did not experience any material disruptions or delays as a consequence of the resignation and termination of Dr. Auditore-Hargreaves and Ms. Findlay.

As of November 4, 2005, we had a total work force of 22 full-time employees and 2 part-time employees. Our success depends, to a significant extent, on the continued contributions of our principal management and scientific personnel participating in our picoplatin development program. We have limited or no redundancy of personnel in key development areas, including finance, legal, clinical operations, regulatory affairs and quality control and assurance. The loss of the services of one or more of our employees could delay our picoplatin product development activities or other programs and research and development efforts. We do not maintain key-person life insurance on any of our officers, employees or consultants.

Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees and consultants. In order to commercialize our proposed products successfully, we will in the future be required to substantially expand our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. Our current financial situation may make it difficult to attract and retain key employees.

We have change in control agreements and severance agreements with all of our executive officers and consulting agreements with various of our scientific advisors. Our agreements with our executive officers provide for “at will” employment, which means that each executive may terminate his or her service with us at any time. In addition, our scientific advisors may terminate their services to us at any time.

Any weakness identified in our internal controls as part of the evaluation being undertaken by us and our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 requires public companies to evaluate and report on their systems of internal control over financial reporting. In addition, the independent accountants must report on management’s evaluation. We have documented and tested our system of internal control over financial reporting in 2004 to provide the basis for our management’s evaluation included in our Form 10-K for the year ended December 31, 2004. Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, and KPMG’s report is included in our Form 10-K for the year ended December 31, 2004. Based on this evaluation, we have concluded that, as of December 31, 2004, we did not have any material weaknesses in our internal control over financial reporting and our internal control over financial reporting was effective.

Due to the ongoing evaluation and testing of our internal controls, there can be no assurance that there may not be significant deficiencies or material weaknesses that would be required to be reported in the future. In addition, we expect the evaluation process and any required remediation, if applicable, to increase our accounting, legal and other costs and divert management resources from core business operations. We cannot be certain as to the results or actions related to our on-going evaluation and testing of internal controls, or the impact of any of them on our operations or stock price.

Risks Related to Our Common Stock

Our common stock may be delisted from The Nasdaq Capital Market if we are unable to maintain compliance with Nasdaq Capital Market continued listing requirements.

Our common stock listing was transferred from The Nasdaq National Market to The Nasdaq Capital Market (formerly called The Nasdaq SmallCap Market) on March 20, 2003. We elected to seek a transfer to The Nasdaq Capital Market because we had been unable to regain compliance with The Nasdaq National Market minimum $1.00 bid price requirement for continued listing. By transferring to The Nasdaq Capital Market, we were afforded an extended grace period in which to satisfy The Nasdaq Capital Market $1.00 minimum bid price requirement. On May 6, 2003, we received notice from Nasdaq confirming that we were in compliance with the $1.00 minimum bid price requirement. We will not be eligible to relist our common stock on The Nasdaq National Market unless and until our common stock maintains a minimum bid price of $5.00 per share for 90 consecutive trading days and we otherwise comply with the initial listing requirements for The Nasdaq National Market. Trading on The Nasdaq Capital Market may have a negative impact on the value of our common stock, because securities trading on The Nasdaq Capital Market typically are less liquid than those traded on The Nasdaq National Market.

On May 12, 2005, we received a notice from Nasdaq indicating that the Company was not in compliance with Nasdaq Marketplace Rule 4310(c)(8)(D) (the Minimum Bid Price Rule) because the closing bid price of our common stock had been below $1.00 per share for 30 consecutive trading days. On September 27, 2005, we received a notice from Nasdaq indicating that the Company had regained compliance with the Minimum Bid Rule Price because the closing bid price of our common stock had been at or above $1.00 per share for 10 consecutive trading days. The closing bid price of our common stock may in the future fall below the Minimum Bid Price Rule or we may in the future fail to meet other requirements for continued listing on The Nasdaq Capital Market. If we are unable to cure any future events of noncompliance in a timely or effective manner, our common stock could be delisted from The Nasdaq Capital Market.

If our common stock were to be delisted from The Nasdaq Capital Market, we may seek quotation on a regional stock exchange, if available. Such listing could reduce the market liquidity for our common stock. If our common stock is not eligible for quotation on another market or exchange, trading of our common stock could be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

If our common stock were to be delisted from The Nasdaq Capital Market, and our trading price remains below $5.00 per share, trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of shareholders to borrow against or “margin” low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual shareholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

Our stock price is volatile and, as a result, you could lose some or all of your investment.

There has been a history of significant volatility in the market prices of securities of biotechnology companies, including our common stock. In 2004, the high and low closing sale prices were $5.78 and $1.43. In 2003, the high and low closing sale prices were $6.47 and $0.37. The high and low closing sale prices during the period from January 2, 2005 through December 8, 2005 were $2.34 and $0.47, respectively. Our stock price has been and may continue to be affected by this type of market volatility, as well as our own performance. Our business and the relative price of our common stock may be influenced by a large variety of factors, including:

•       announcements by us or our competitors concerning acquisitions, strategic alliances, technological innovations, new commercial products or changes in product development strategies;

•       the availability of critical materials used in developing our proposed picoplatin product;

•       our ability to conduct our picoplatin clinical development program on a timely and cost-effective basis and the progress and results of our clinical trials and those of our competitors;

•       developments concerning patents, proprietary rights and potential infringement;

•       developments concerning potential agreements with collaborators;

•       the expense and time associated with, and the extent of our ultimate success in, securing regulatory approvals;

•       our available cash or other sources of funding; and

•       future sales of significant amounts of our common stock by us or our shareholders.

In addition, potential public concern about the safety of our proposed picoplatin product and any other products we develop, comments by securities analysts, our ability to maintain the listing of our common stock on the Nasdaq system, and conditions in the capital markets in general and in the life science capital market specifically, may have a significant effect on the market price of our common stock. The realization of any of the risks described in this prospectus, as well as other factors, could have a material adverse impact on the market price of our common stock and may result in a loss of some or all of your investment in NeoRx.

In the past, securities class action litigation often has been brought against companies following periods of volatility in their stock prices. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management’s time and resources, which could cause our business to suffer.

Certain provisions in our articles of incorporation and Washington state law could discourage a change of control.

Our articles of incorporation authorize our board of directors to issue up to 150,000,000 shares of common stock and up to 3,000,000 shares of preferred stock. With respect to preferred stock, our board has the authority to determine the price, rights, preference, privileges and restrictions, including voting rights, of those shares without any further vote or action by our shareholders.

We have adopted a shareholder rights plan, which is intended to protect the rights of shareholders by deterring coercive or unfair takeover tactics. The board of directors declared a dividend to holders of our common stock of one preferred share purchase right for each outstanding share of common stock. In addition, under certain circumstances, holders of our Series B Convertible Preferred Stock are entitled to receive one preferred share purchase right for each share of common stock into which their Series B preferred stock may be converted. The rights are exercisable ten days following the offer to purchase or acquisition of beneficial ownership of 20% of the outstanding common stock by a person or group of affiliated persons. Each right entitles the registered holder, other than the acquiring person or group, to purchase from NeoRx one-hundredth of one share of Series A Junior Participating Preferred Stock at the price of $40, subject to adjustment. The rights expire April 10, 2006. In lieu of exercising the right by purchasing one one-hundredth of one share of Series A preferred stock, the holder of the right, other than the acquiring person or group, may purchase for $40 that number of shares of our common stock having a market value of twice that price.

Washington law imposes restrictions on certain transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation, with some exceptions, from engaging in particular significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the acquisition. Prohibited transactions include, among other things:

•       a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

•       termination of 5% or more of the employees of the target corporation; or

•       receipt by the acquiring person of any disproportionate benefit as a shareholder.

A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of NeoRx or limiting future investment in NeoRx by significant shareholders and their affiliates and associates.

The provisions of our articles of incorporation, shareholder rights plan and Washington law discussed above may have the effect of delaying, deterring or preventing a change of control of NeoRx, even if this change would be beneficial to our shareholders. These provisions also may discourage bids for our common stock at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. In addition, these provisions could make it more difficult to replace or remove our current directors and management in the event our shareholders believe this would be in the best interests of the corporation and our shareholders.

Certain provisions of our Series B Convertible Preferred Stock and certain outstanding warrants may prevent or make it more difficult for us to raise funds or take other actions.

Certain provisions of the Preferred Stock and Warrant Purchase Agreement and Certificate of Designation for our Series B Convertible Preferred Stock may require us to obtain the approval of the holders of Series B preferred stock to amend, alter or repeal any provision of the Certificate of Designation which may be deemed to materially adversely affect the rights of the holders of Series B preferred stock or to authorize, create or issue any class or series of securities having liquidation or other rights superior to those of the Series B preferred stock. The Series B preferred stock also contains provisions requiring the adjustment of the conversion price if we issue (other than in connection with certain permitted transactions, such as strategic collaborations and acquisitions approved by the board of directors or transactions approved by a majority of the holders of the Series B preferred stock) shares of common stock at prices lower than the conversion price. This means that if we need to raise equity financing at any time when the prevailing or discounted market price for our common stock is lower than the conversion price, the conversion price will be reduced and the dilution to shareholders increased.

These provisions may make it more difficult for our management or shareholders to take certain corporate actions and could delay, discourage or prevent future financings. These provisions could also limit the price that certain investors might be willing to pay for shares of our common stock.

The outstanding shares of Series B preferred stock, at a conversion price of $5.00 per share, were convertible into 3,150,000 shares of common stock as of December 31, 2004. Giving effect to the antidilution adjustment occurring as a result of our March 2005 common stock financing, the outstanding shares of Series B preferred stock currently have a conversion price of $4.57 per share and are convertible into 3,446,389 shares of common stock. In addition, warrants accompanying the Series B preferred stock, at an exercise price of $6.00 per share, are exercisable into 630,000 shares of common stock. These shares of common stock, when issued upon conversion of the Series B preferred stock and exercise of the warrants will be registered with the SEC and generally available for immediate resale in the public market. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “propose” or “continue,” the negative of these terms or other terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on our forward-looking statements, which apply only as of the date of this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the selling shareholders. We will not receive any of the proceeds from such sale. However, assuming the cash exercise of all warrants by the selling shareholders, we would receive up to $3,780,000 in gross proceeds from those exercises. Any such proceeds will be used for general corporate purposes.

SELLING SHAREHOLDERS

On December 3, 2003, we sold $15.75 million of our Series B Convertible Preferred Stock and warrants in a private placement exempt from the registration requirements of the Securities Act. This prospectus relates to the resale from time to time of up to a total of 4,076,389 shares of our common stock by the selling shareholders, which shares are comprised of:

•  3,446,389 shares of common stock issuable upon conversion of our Series B Convertible Preferred Stock at a conversion price of $4.57 per share; and

•  630,000 shares of common stock issuable upon exercise of warrants at an exercise price of $6.00 per share.

Pursuant to the terms of the December 2003 financing, we filed a registration statement, as amended, of which this prospectus constitutes a part, in order to permit the selling shareholders to resell to the public the shares of our common stock issued in connection with this transaction. The selling shareholders each have represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

The following table sets out the number of shares of common stock held by the selling shareholders and the number of shares of common stock offered by the selling shareholders as of the date of this prospectus. All share numbers have been adjusted to reflect the antidilution adjustment resulting from the Company’s private placement of securities on March 7, 2005.

	Shares Beneficially Owned Prior to Offering(3),(4)			Shares Beneficially Owned After Offering(1)
Name	Number	Percent(2)	Number of Shares Being Offered(3)	Number	Percent
BayStar Capital II, L.P. (5)	439,848	1.28%	571,990	0	0.00%
SDS Capital Group SPC, Ltd. (6)	854,241	2.48%	854,241	0	0.00%
Royal Bank of Canada (7)	1,712,682	4.99%	2,588,184	0	0.00%
T. Rowe Price Health Sciences Fund, Inc. (8), (9)	306,468	*	116,468	190,000	*
TD Mutual Funds—TD Health Science Fund (8), (10)	98,946	*	33,646	65,300	*
VALIC Company I—Health Sciences Fund (8), (11)	31,041	*	12,941	18,100	*
John Hancock Trust—Health Sciences Trust (8), (12)	51,629	*	15,529	36,100	*
IDEX Mutual Funds—IDEX—T. Rowe Price Health Sciences (8), (13)	12,365	*	7,765	4,600	*
Raytheon Company Combined DB/DC Master Trust—Health Sciences (8), (14)	15,664	*	7,764	7,900	*

*       Less than 1%.

(1)          Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

(2)          Applicable percentage of ownership is based on 34,322,293 shares of our common stock outstanding on December 8, 2005.

(3)          For purposes of calculating the percent of class beneficially owned by a holder, shares of common stock which may be issued to that holder within 60 days of December 8, 2005 are deemed to be outstanding.

(4)          The terms of the Certificate of Designation of our Series B preferred stock provide that, unless a holder has elected otherwise, the number of shares of our common stock which may be acquired by any holder of our preferred stock upon any conversion of the preferred stock or that shall be entitled to voting rights is limited to the extent necessary to insure that, following such conversion, the number of shares of our common stock then beneficially owned by such holder and any other person or entity whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of the Securities Exchange Act of 1934 does not exceed 4.99% of the total number of shares of our common stock then outstanding. Accordingly, while all shares that are issuable to a selling shareholder upon a conversion of the Series B preferred stock are included in the number of shares being offered, any shares which a selling shareholder is prevented from acquiring as a result of this provision is not shown as beneficially owned.

(5)          The number of shares being offered consists of 371,990 shares of common stock issuable upon conversion of 170 shares of Series B preferred stock and 67,858 shares of common stock issuable upon exercise of warrants. BayStar Capital Management, LLC is the general partner of BayStar Capital II, L.P. Lawrence Goldfarb is the sole managing member of BayStar Capital Management, LLC and has sole voting and investment power over the securities. Mr. Goldfarb disclaims beneficial ownership of the securities.

(6)          The number of shares being offered consists of 722,099 shares of common stock issuable upon conversion of 330 shares of Series B preferred stock and 132,142 shares of common stock issuable upon exercise of warrants. Steve Derby is the natural person with voting and investment control over the securities. Mr. Derby is the managing member of SDS Management, LLC, the investment manager of SDS Capital Group SPC, Ltd. Mr. Derby disclaims beneficial ownership of the securities.

(7)          The number of shares being offered consists of 2,188,184 shares of common stock issuable upon conversion of 1,000 shares of Series B preferred stock and 400,000 shares of common stock issuable upon exercise of warrants.

(8)          T. Rowe Price Associates, Inc. serves as an investment advisor with power to direct investment and/or sole power to vote the shares owned by this fund for the participating clients, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

(9)          The number of shares being offered consists of 98,468 shares of common stock issuable upon conversion of 45 shares of Series B preferred stock and 18,000 shares of common stock issuable upon exercise of warrants.

(10)   The number of shares being offered consists of 28,446 shares of common stock issuable upon conversion of 13 shares of Series B preferred stock and 5,200 shares of common stock issuable upon exercise of warrants.

(11)   The number of shares being offered consists of 10,941 shares of common stock issuable upon conversion of five shares of Series B preferred stock and 2,000 shares of common stock issuable upon exercise of warrants.

(12)   The number of shares being offered consists of 13,129 shares of common stock issuable upon conversion of six shares of Series B preferred stock and 2,400 shares of common stock issuable upon exercise of warrants.

(13)   The number of shares being offered consists of 6,565 shares of common stock issuable upon conversion of three shares of Series B preferred stock and 1,200 shares of common stock issuable upon exercise of warrants.

(14)   The number of shares being offered consists of 6,564 shares of common stock issuable upon conversion of one share of Series B preferred stock and 1,200 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. Sales of shares may be made by selling shareholders, including their respective donees, transferees, pledgees or other successors-in-interest, directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq Capital Market, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•       a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•       purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•       ordinary brokerage transactions and transactions in which the broker solicits purchases;

•       through options, swaps or derivatives;

•       in privately negotiated transactions;

•       in making short sales or in transactions to cover short sales; and

•       put or call option transactions relating to the shares.

The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling shareholders and each selling shareholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling shareholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•       the name of each such selling shareholder and of the participating broker-dealer(s);

•       the number of shares involved;

•       the initial price at which the shares were sold;

•       the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•       that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•       other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling shareholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

VALIDITY OF COMMON STOCK

Certain legal matters in connection with the common stock offered by this prospectus have been passed upon for us by Perkins Coie LLP, Seattle, WA.

EXPERTS

The consolidated financial statements of NeoRx Corporation and subsidiary as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2004 consolidated financial statements contains an explanatory paragraph that states that the Company's recurring losses, significant recurring negative cash flows from operations, and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site at http: //www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, NW, Washington DC 20006.

This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the shares offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the shares offered by the selling shareholders.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•       our Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-16614);

•  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (each File No. 000-16614);

•       our Current Reports on Form 8-K filed on March 2, 2005, March 7, 2005, March 13, 2005 (except as to Item 2.01 and the related Item 9.01), April 5, 2005, May 9, 2005, May 13, 2005, June 3, 2005, June 16, 2005, June 29, 2005, August 10, 2005 (except as to Item 2.01 and the related Item 9.01), September 9, 2005, November 10, 2005 and November 14, 2005 (each File No. 000-16614); and

•       our Proxy Statement for the 2004 Annual Meeting of Shareholders (File No. 000-16614).

You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

Michael K. Jackson
Corporate Controller
NeoRx Corporation
300 Elliott Avenue West, Suite 500
Seattle, Washington 98119-4077
(206) 286-2501